------------------------------
                                                           OMB APPROVAL
                                                  ------------------------------
                                                  OMB Number           3235-0145
                                                  Expires:     December 31, 2005
                                                  Estimated average burden
                                                  hours per response .........11
                                                  ------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. )

                  Adams Respiratory Therapeutics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Common Stock, Par Value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                  00635P 10 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                  Marc D. Hauser
                  Equity Group Investments, L.L.C.
                  2 North Riverside Plaza, Suite 600
                  Chicago, Illinois 60606
                  312-466-3281
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                  July 20, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

CUSIP No. 00635P 10 7               13D                     Page 2 of 12 Pages


________________________________________________________________________________
1.  Name of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (99) Investors, L.L.C.   FEIN 36-4345569
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
   (a)  [X]
   (b)  [_]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
                  7.   Sole Voting Power
NUMBER OF                  0
SHARES            ______________________________________________________________
BENEFICIALLY      8.   Shared Voting Power
OWNED BY                   2,099,950
EACH              ______________________________________________________________
REPORTING         9.   Sole Dispositive Power
PERSON                     0
WITH              ______________________________________________________________
                  10.  Shared Dispositive Power
                           2,099,950
________________________________________________________________________________
11. Aggregate Amount Beneficially Owned by Each Reporting Person
2,099,950
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
6.6% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
00
-------------------------------------------------------------------------------

(1)  Calculated  based  on  31,968,214   shares  of  Common  Stock   outstanding
immediately after the closing of the initial public offering of the Issuer, based upon information provided by the Issuer.

CUSIP No. 00635P 10 7               13D                     Page 3 of 12 Pages


________________________________________________________________________________
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (00) Investors, L.L.C.   FEIN 36-4345573
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
   (a)  [X]
   (b)  [_]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
                  7.   Sole Voting Power
NUMBER OF                  0
SHARES            ______________________________________________________________
BENEFICIALLY      8.   Shared Voting Power
OWNED BY                   1,470,570
EACH              ______________________________________________________________
REPORTING         9.   Sole Dispositive Power
PERSON                     0
WITH              ______________________________________________________________
                  10.  Shared Dispositive Power
                           1,470,570
________________________________________________________________________________
11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,470,570
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
4.6% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
00
--------------------------------------------------------------------------------

(1)  Calculated  based  on  31,968,214   shares  of  Common  Stock   outstanding
immediately after the closing of the initial public offering of the Issuer, based upon information provided by the Issuer.

CUSIP No. 00635P 10 7               13D                     Page 4 of 12 Pages


________________________________________________________________________________
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (01) Investors, L.L.C.   FEIN 36-4423704
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
   (a)  [X]
   (b)  [_]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
                  7.   Sole Voting Power
NUMBER OF                  0
SHARES            ______________________________________________________________
BENEFICIALLY      8.   Shared Voting Power
OWNED BY                   432,895
EACH              ______________________________________________________________
REPORTING         9.   Sole Dispositive Power
PERSON                     0
WITH              ______________________________________________________________
                  10.  Shared Dispositive Power
                           432,895
________________________________________________________________________________
11. Aggregate Amount Beneficially Owned by Each Reporting Person
432,895
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
1.4% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
00
--------------------------------------------------------------------------------

(1)  Calculated  based  on  31,968,214   shares  of  Common  Stock   outstanding
immediately after the closing of the initial public offering of the Issuer, based upon information provided by the Issuer.

CUSIP No. 00635P 10 7               13D                     Page 5 of 12 Pages


________________________________________________________________________________
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

EGI-Managing Member (01), L.L.C.   FEIN 40-0002817
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
   (a)  [X]
   (b)  [_]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
                  7.   Sole Voting Power
NUMBER OF                  0
SHARES            ______________________________________________________________
BENEFICIALLY      8.   Shared Voting Power
OWNED BY                   432,895
EACH              ______________________________________________________________
REPORTING         9.   Sole Dispositive Power
PERSON                     0
WITH              ______________________________________________________________
                  10.  Shared Dispositive Power
                           432,895
________________________________________________________________________________
11. Aggregate Amount Beneficially Owned by Each Reporting Person
432,895
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
1.4% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
00
--------------------------------------------------------------------------------

(1)  Calculated  based  on  31,968,214   shares  of  Common  Stock   outstanding
immediately after the closing of the initial public offering of the Issuer, based upon information provided by the Issuer.

CUSIP No. 00635P 10 7              13D                     Page 6 of 12 Pages


________________________________________________________________________________
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

EGI-Fund (02-04) Investors, L.L.C.   FEIN 40-0002819
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
   (a)  [X]
   (b)  [_]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
                  7.   Sole Voting Power
NUMBER OF                  0
SHARES            ______________________________________________________________
BENEFICIALLY      8.   Shared Voting Power
OWNED BY                   3,445,019
EACH              ______________________________________________________________
REPORTING         9.   Sole Dispositive Power
PERSON                     0
WITH              ______________________________________________________________
                  10.  Shared Dispositive Power
                            3,445,019
________________________________________________________________________________
11. Aggregate Amount Beneficially Owned by Each Reporting Person
3,445,019
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
10.8% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
00
--------------------------------------------------------------------------------

(1)  Calculated  based  on  31,968,214   shares  of  Common  Stock   outstanding
immediately after the closing of the initial public offering of the Issuer, based upon information provided by the Issuer.

CUSIP No. 00635P 10 7               13D                     Page 7 of 12 Pages


________________________________________________________________________________
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

EGI-Managing Member (02-04), L.L.C.   FEIN 40-0002816
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
   (a)  [X]
   (b)  [_]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
                  7.   Sole Voting Power
NUMBER OF                  0
SHARES            ______________________________________________________________
BENEFICIALLY      8.   Shared Voting Power
OWNED BY                   3,445,019
EACH              ______________________________________________________________
REPORTING         9.   Sole Dispositive Power
PERSON                     0
WITH              ______________________________________________________________
                  10.  Shared Dispositive Power
                           3,445,019
________________________________________________________________________________
11. Aggregate Amount Beneficially Owned by Each Reporting Person
3,445,019
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
10.8% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
00
--------------------------------------------------------------------------------

(1)  Calculated  based  on  31,968,214   shares  of  Common  Stock   outstanding
immediately after the closing of the initial public offering of the Issuer, based upon information provided by the Issuer.

CUSIP No. 00635P 10 7               13D                     Page 8 of 12 Pages

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

SZ Investments, L.L.C.   FEIN 36-4150443
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
   (a)  [X]
   (b)  [_]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
Delaware
--------------------------------------------------------------------------------
                  7.   Sole Voting Power
NUMBER OF                  0
SHARES            ______________________________________________________________
BENEFICIALLY      8.   Shared Voting Power
OWNED BY                   7,448,434
EACH              ______________________________________________________________
REPORTING         9.   Sole Dispositive Power
PERSON                     0
WITH              ______________________________________________________________
                  10.  Shared Dispositive Power
                           7,448,434
________________________________________________________________________________
11. Aggregate Amount Beneficially Owned by Each Reporting Person
7,448,434
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
23.3% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
00
--------------------------------------------------------------------------------

(1)  Calculated  based  on  31,968,214   shares  of  Common  Stock   outstanding
immediately after the closing of the initial public offering of the Issuer, based upon information provided by the Issuer.

CUSIP No. 00635P 10 7               13D                     Page 9 of 12 Pages

--------------------------------------------------------------------------------
1. Name of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).

Chai Trust Company, L.L.C.   FEIN 36-6934216
--------------------------------------------------------------------------------
2. Check the Appropriate Box If a Member of a Group (See Instructions)
   (a)  [X]
   (b)  [_]
--------------------------------------------------------------------------------
3. SEC Use Only

--------------------------------------------------------------------------------
4. Source of Funds (See Instructions)
WC
--------------------------------------------------------------------------------
5. Check If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [_]
--------------------------------------------------------------------------------
6. Citizenship or Place of Organization
Illinois
--------------------------------------------------------------------------------
                  7.   Sole Voting Power
NUMBER OF                  0
SHARES            ______________________________________________________________
BENEFICIALLY      8.   Shared Voting Power
OWNED BY                   7,448,434
EACH              ______________________________________________________________
REPORTING         9.   Sole Dispositive Power
PERSON                     0
WITH              ______________________________________________________________
                  10.  Shared Dispositive Power
                           7,448,434
________________________________________________________________________________
11. Aggregate Amount Beneficially Owned by Each Reporting Person
7,448,434
--------------------------------------------------------------------------------
12. Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [_]
--------------------------------------------------------------------------------
13. Percent of Class Represented by Amount in Row (11)
23.3% (1)
--------------------------------------------------------------------------------
14. Type of Reporting Person (See Instructions)
00
--------------------------------------------------------------------------------

(1)  Calculated  based  on  31,968,214   shares  of  Common  Stock   outstanding
immediately after the closing of the initial public offering of the Issuer, based upon information provided by the Issuer.

CUSIP No. 00635P 10 7               13D                     Page 10 of 12 Pages

This  Schedule  13D  relates  to the  common  stock,  par value  $0.01 per share
("Common  Stock"),   of  Adams  Respiratory   Therapeutics,   Inc.,  a  Delaware
corporation (the "Issuer").

(a-c) This Statement is being filed by the following beneficial owners of Common
Stock: EGI-Fund (99) Investors, L.L.C., a Delaware limited liability company ("EGI-99"); EGI-Fund (00) Investors, L.L.C., a Delaware limited liability company ("EGI-00"); EGI-Fund (01) Investors, L.L.C., a Delaware limited liability company ("EGI-01"); EGI-Managing Member (01), L.L.C., a Delaware limited liability company ("MM-01"); EGI-Fund (02-04) Investors, L.L.C., a Delaware limited liability company ("EGI-02-04"); EGI-Managing Member (02-04), L.L.C., a Delaware limited liability company ("MM-02-04"); SZ Investments, L.L.C., a Delaware limited liability company ("SZI"); and Chai Trust Company, L.L.C., an Illinois limited liability company ("Chai Trust").

Collectively, EGI-99, EGI-00, EGI-01, MM-01, EGI-02-04, MM-02-04, SZI and Chai Trust are sometimes referred to herein as the "Reporting Persons". Additionally, EGI-99, EGI-00, EGI-01 and EGI-02-04 are sometimes referred to herein as the "Stockholders".

MM-01 is the managing member of EGI-01. MM-02-04 is the managing member of EGI-02-04. SZI is the managing member of EGI-99, EGI-00, MM-01 and MM-02-04. The executive officers of each of EGI-99, EGI-00, EGI-01, MM-01, EGI-02-04, MM-02-04 and SZI are as follows:

- Samuel Zell - President; Chairman of the Board of Directors of Equity Group Investments, L.L.C. ("EGI")

- Donald J. Liebentritt - Vice President; President of EGI

- William C. Pate - Vice President; Managing Director of EGI

- Philip G. Tinkler - Treasurer; CFO and Treasurer of EGI

SZI is indirectly owned by various trusts for the benefit of Samuel Zell and his family. The trustee of each of those trusts is Chai Trust. The officers and Managing Directors of Chai Trust are as follows:

- Bert Cohen is a Director of Chai Trust. Mr. Cohen is also a semi-retired investor, whose residence is 5000-4A Estate Enighed, #65, St. John, VI 00830.

- Kellie Zell Harper is a Director of Chai Trust and also works as a homemaker.

- Donald J. Liebentritt is the President and a Director of Chai Trust.

- Leah Zell Wanger is a Director of Chai Trust. Ms. Wagner is a private investor whose business address is 227 West Monroe Street, Chicago, Illinois 60603.

- JoAnn Zell Gillis is a Director of Chai Trust. Mrs. Zell Gillis is a physician.

- Matthew Zell is a Director of Chai Trust and an employee of EGI.

- Robert M. Levin is Senior Trust Officer and a Director of Chai Trust. Mr. Levin is also a partner in the law firm Levin & Schreder Ltd., whose business address is 120 North LaSalle Street, Suite 3800, Chicago, Illinois 60602.

- James Bunegar is Vice President, Chief Financial Officer, Assistant Trust Officer and Treasurer of Chai Trust. Mr. Bunegar is also the Vice President - Taxes of EGI.

The business address of each Reporting Entity, Samuel Zell, Donald Liebentritt, William Pate, Philip Tinkler, Kellie Zell Harper, JoAnn Zell Gillis, Matthew Zell and James Bunegar is Two North Riverside Plaza, Chicago, Illinois 60606.

(d) and (e) No Reporting Person nor, to the best knowledge of the Reporting Persons, any of the other persons listed in this Item 2, has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was, or is, subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) All of the executive officers and directors of each of the Reporting Persons are United States citizens.

CUSIP No. 00635P 10 7               13D                     Page 11 of 12 Pages

ITEM 3. Source and Amount of Funds or Other Consideration

EGI-99 acquired shares of Series A Preferred Stock, par value $0.01 per share, of the Issuer (the "Series A") on May 26, 1999 in a privately negotiated transaction with the Issuer, which shares converted into 2,099,950 shares of Common Stock in connection with the initial public offering of the Issuer on July 20, 2005 (the "IPO").

EGI-00 acquired shares of Series A on January 18, 2000 and October 3, 2000 in privately negotiated transactions with the Issuer, which shares converted into an aggregate 1,470,570 shares of Common Stock in connection with the IPO.

EGI-01 acquired shares of Series A and shares of Series B Preferred Stock, par value $0.01 per share, of the Issuer (the "Series B") on April 30, 2001 and July 9, 2001 in privately negotiated transactions with the Issuer, which shares converted into an aggregate 432,895 shares of Common Stock in connection with the IPO.

EGI-02-04 acquired shares of Common Stock and shares of Series C Preferred Stock, par value $0.01 per share, of the Issuer (the "Series C") on September 11, 2003 and June 30, 2004 in privately negotiated transactions with the Issuer, which shares converted into an aggregate 3,445,019 shares of Common Stock in connection with the IPO.

On July 9, 2001, EGI-00 entered into an Amended and Restated Registration Rights Agreement with the Issuer and certain other stockholders of the Issuer, as amended from time to time, pursuant to which EGI-99, EGI-00 and EGI-01 maintain certain registration rights granted by the Issuer, including, without limitation, "shelf" registration rights, a copy of which is attached hereto as
Exhibit 1 and is incorporated herein by reference.

On May 19, 2003, EGI-02-04 entered into a Series C Preferred Stock Registration Rights Agreement with the Issuer and certain other stockholders of the Issuer, as amended from time to time, pursuant to which EGI-02-04 maintains certain registration rights granted by the Issuer, including, without limitation, "shelf" registration rights, a copy of which is attached hereto as Exhibit 2 and is incorporated herein by reference.

All funds used by the Stockholders acquiring the Common Stock were obtained from the working capital of each Stockholder.

ITEM 4. Purpose of the Transaction

The acquisition of Common Stock, both directly and through the conversion of Series A, Series B and Series C, has been effected by the Stockholders for the purpose of investing in the Issuer

Each Stockholder intends to continue to review its investment in Common Stock and, from time to time depending upon certain factors, including without limitation the financial performance of the Issuer, the availability and price of shares of Common Stock and other general market and investment conditions, may determine to acquire through open market purchases or otherwise additional shares of Common Stock or may determine to sell through the open market or otherwise.

Except as stated above, none of the Reporting Persons has any plans or proposals of the types referred to in clauses (a) through (j) of Item 4 of Schedule 13D, as promulgated by the Securities and Exchange Commission.

ITEM 5. Interest in Securities of the Issuer

(a) and (b) To the best knowledge of the Stockholders, there were 31,968,214 shares of Common Stock outstanding as of July 20, 2005, immediately after the closing of the IPO, based upon information provided by the Issuer. As of July 20, 2005, the aggregate 7,448,434 shares of Common Stock beneficially owned by the Stockholders represent approximately 23.3% of the Common Stock issued and outstanding. Such securities are held as follows:

EGI-99: 2,099,950 shares of Common Stock

EGI-00: 1,470,570 shares of Common Stock

EGI-01: 432,895 shares of Common Stock

EGI-02-04: 3,445,019 shares of Common Stock

(c) Except as set forth above, during the last 60 days, no transactions in the Common Stock were effected by any Reporting Person, or to the best knowledge of any Reporting Person, any of the persons set forth in Item 2.

CUSIP No. 00635P 10 7               13D                     Page 12 of 12 Pages

(d) No person other than a Stockholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of shares of Common Stock owned by such Stockholder.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

Except for the matters described herein, no Reporting Person nor, to the best knowledge of any Reporting Person, any of the other persons listed in Item 2 hereto, has any contract, arrangement, understanding or relationship with any person with respect to any securities of the Issuer.

ITEM 7.  Material to be Filed as Exhibits.

Exhibit 1 Amended and Restated Registration Rights Agreement dated as of July 9, 2001 and made by and among the Issuer, EGI-00 and certain other stockholders of the Issuer.+

Exhibit 2 Series C Preferred Stock Registration Rights Agreement dated as of May 19, 2003 and made by and among the Issuer, EGI-02-04 and certain other stockholders of the Issuer.++

+ Filed as Exhibit 4.3 to Form S-1 Registration Statement filed by the Issuer on March 25, 2005, and incorporated herein by reference thereto.

++ Filed as Exhibit 4.4 to Form S-1 Registration Statement filed by the Issuer on March 25, 2005, and incorporated herein by reference thereto.

                                   SIGNATURE

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: July 20, 2005

SZ INVESTMENTS, L.L.C.
EGI-FUND (99) INVESTORS, L.L.C.
EGI-FUND (00) INVESTORS, L.L.C.
EGI-FUND (01) INVESTORS, L.L.C.
EGI-MANAGING MEMBER (01), L.L.C.
EGI-MANAGING MEMBER (02-04), L.L.C.
EGI-FUND (02-04) INVESTORS, L.L.C.

Each by: /s/ DONALD J. LIEBENTRITT
-------------------------------------
Name: Donald J. Liebentritt
Title: Vice President

CHAI TRUST COMPANY, L.L.C.

By: /s/ DONALD J. LIEBENTRITT
-------------------------------------
Name: Donald J. Liebentritt
Title: President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)